EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

THIS AGREEMENT, effective as of January 31, 2018, by and between EQUINOX FUNDS TRUST (the “Trust”), on behalf of the Equinox Campbell Strategy Fund (the “Fund”) and EQUINOX INSTITUTIONAL ASSET MANAGEMENT, LP (the “Adviser”).

WHEREAS, the Adviser desires to reduce the advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the total annual operating expenses, excluding taxes, interest, extraordinary items, “class-specific fees and expenses” (defined below) and brokerage commissions, do not exceed the levels set forth on Schedule A hereto. Class-specific fees and expenses are distribution expenses, transfer agency expenses, expenses of preparation, printing and mailing, prospectuses, statements of additional information, proxy statements and reports to shareholders, and organizational expenses and registration fees, identified as belonging to a particular class of the Trust.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction/Reimbursement. The Adviser agrees that from the effective date of this Agreement through the termination date set forth on Schedule A hereto, the Adviser will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the total annual operating expenses of the Fund, excluding taxes, interest, extraordinary items, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), “class-specific fees and expenses” and brokerage commissions, do not exceed the contractual limits set forth on Schedule A hereto.

Fee Recovery. The Adviser shall be entitled to recover, subject to approval by the Board of Trustees of the Trust, which shall not be unreasonably withheld, such amounts for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund or a Class.

Term. This Agreement shall terminate with respect to the Fund on the dates listed on Schedule A or at an earlier date upon the discretion of the Board of Trustees of the Trust upon 60 days’ written notice to the Adviser, unless extended, terminated, modified or revised by the mutual agreement of the parties by amending Schedule A to this Agreement or otherwise as provided for in writing.

Executed as of the date first set forth above.

EQUINOX INSTITUTIONAL ASSET MANAGEMENT, LP

By:	/s/ Robert J. Enck
Name:	Robert J. Enck
Title:	President & CEO

EQUINOX FUNDS TRUST, on behalf of the Fund

By:	/s/ Robert J. Enck
Name:	Robert J. Enck
Title:	President

Schedule A

Dated January 31, 2018, to the

Expense Limitation/Reimbursement Agreement dated January 31, 2018, between

Equinox Funds Trust, Equinox Institutional Asset Management, LP

and Campbell & Company Investment Adviser LLC

Fund	Contractual Limit on Total Annual Operating Expenses	Termination Date
Equinox Campbell Strategy Fund	0.90%	January 31, 2019

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This Amended and Restated Schedule A to the Expense Limitation Agreement is hereby executed as of the date first set forth above.

EQUINOX INSTITUTIONAL ASSET MANAGEMENT, LP

By:	/s/ Robert J. Enck
Name:	Robert J. Enck
Title:	President

EQUINOX FUNDS TRUST, on behalf of each Fund

By:	/s/ Robert J. Enck
Name:	Robert J. Enck
Title:	President